SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
                     OR 13(E)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.
                                (Amendment No. )*

                           NATIONAL - STANDARD COMPANY
                       ___________________________________

                       (Name of Subject Company (Issuer))

                         NS ACQUISITION CORP. (OFFEROR)
                               HEICO HOLDING, INC.


    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       ___________________________________


                         (Title of Class of Securities)

                                    637742107
                                   - - - - - -

                      (CUSIP Number of Class of Securities)

                             Michael E. Heisley, Sr.
                               Heico Holding, Inc.
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                 (312) 419-8220

                                 With a copy to:
                             Helen R. Friedli, P.C.
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000
                              ___________________


(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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Exhibits

Exhibit Number             Description
--------------             -----------

(a)(5)(i)                  Press Release dated June 27, 2000.